

June 20, 2023

Léah Schlesinger
General Counsel
Nextracker Inc.
6200 Paseo Padre Parkway
Fremont, California 94555

> **Re: Nextracker Inc.**
> **Draft Registration Satement on Form S-1**
> **Submitted June 14, 2023**
> **CIK 1852131**

Dear Léah Schlesinger:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Herbers at 202-551-8028 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Samir Gandhi